Exhibit 1

BVR Systems Announces Completion of Sale of Assets to Elbit Systems Ltd.

ROSH HA’AYIN, Israel, November 19, 2009, BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB), today announced, further to its announcement of July 20, 2009 and after receipt of all required approvals, the closing of its agreement with Elbit Systems Ltd. (NASDAQ: ESLT), pursuant to which BVR sold substantially all of its assets to Elbit for a cash consideration of approximately $34,000,000.

Since at this stage no material activities by the Company are foreseen the Board of Directors of the Company has resolved to cease to publish quarterly financial statements and shall only publish yearly financial statements.

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.